December 23, 2021

Ms. Alison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. White:

This letter responds to telephonic comments you provided to Parker Bridgeport on December 8, 2021, December 16, 2021, and December 17, 2021, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Quantified Alternative Investment Fund ("Alternative") and Quantified Evolution Plus Fund ("Evolution") (each a "Fund" and collectively, the "Funds"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to or concurrently with this letter.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked version of key portions of the prospectus is attached to aid in your review.

General

COMMENT 1. Please confirm that the Registrant will delay effectiveness until all Bitcoin-related issues have been resolved.

RESPONSE: The Registrant undertakes to response in a timely matter to resolve all SEC staff comments by the December 28, 2021 automatic effectiveness date; and further undertakes to revisiting the proposal to delay effectiveness if all Bitcoin-related issues have not been resolved by that date.

Prospectus (both funds except as noted)

COMMENT 2. Please confirm that the expenses of a Fund's Cayman Island-based subsidiary are included in the fee table.

RESPONSE: The Registrant so confirms.

COMMENT 3. (Alternative) Under Principal Investment Strategies, please advise and/or clarify whether the reference to "other investment companies" refers to registered investment companies or not.

RESPONSE: The Registrant has amended disclosures to specify "registered."

COMMENT 4. (Alternative) Under Principal Investment Strategies, types of investments are listed but it is not clear what percentage the Fund intends to allocate to each nor how the Fund will make investment decisions. Please review here and in Item 9 to currently disclose what the Fund considers an (i) alternative investment, (ii) to which investments allocations are typically made, (iii) how the Fund analyzes such investments and (iv) how the Fund constructs the portfolio as a whole.

RESPONSE: The Registrant has amended disclosures with the goal of bringing greater clarity to what the fund considers an alternative investment. As to investment decisions, allocations, analysis, and portfolio construction, the Registrant notes that present disclosures identify the Subadviser's "multiple proprietary algorithms" as the source of investment decisions, allocations, analysis, and portfolio construction and that the Registrant does not believe it can further clarify these strategy disclosures. The Registrant also notes that because of the dynamic asset allocation tactics used, any percentage limits (beyond those related to Bitcoin instruments) might tend to be misleading.

COMMENT 5. State in bold that the Fund does not make direct investments in bitcoin.

RESPONSE: The Registrant has made the requested disclosure.

COMMENT 6. Please confirm and disclose in the summary that when investing in Bitcoin futures, the funds will only invest in cash-settled Bitcoin futures traded on an exchange registered with the CFTC. Also confirm and disclose that, currently, this means that when investing directly in Bitcoin futures, the fund will only invest in bitcoin futures that are traded on the CME.

RESPONSE: The Registrant confirms and has made the requested disclosures.

COMMENT 7. Confirm and disclose that Bitcoin futures traded on the CME are the only ones that fit this description.

RESPONSE: The Registrant confirms and has made the requested disclosure.

COMMENT 8. Confirm supplementally that the Fund will include Bitcoin-related investments in its liquidity risk management program pursuant to Rule 22e-4 and the 15% limit on illiquid investments.

RESPONSE: The Registrant so confirms.

COMMENT 9. Supplementally explain the nature of the liquidity risk management program under Rule 22e-4 as it relates to Bitcoin related investments.

RESPONSE: The liquidity risk management program will treat Bitcoin-related securities in the same manner as other securities and treat Bitcoin futures and pledged collateral in the same manner as other futures and related collateral. The Registrant anticipates that the liquidity program administrator (LPA) will classify Bitcoin related securities and Bitcoin futures and pledged collateral in liquidity bucket 1 or 2 (i.e. Highly Liquid: cash and any investment the Fund reasonably expects to be convertible to cash in current market conditions in 3 business days or less without the conversion to cash significantly changing market value; or Moderately Liquid: any investment the Fund reasonably expects to be convertible to cash in current market conditions in more than 3 calendar days but no more than 7 calendar days without the conversion to cash significantly changing the market value). These classifications are subject to change based on market conditions, instrument specific conditions, and the relative size of a Fund's investment when compared to ordinary trading volumes as well as portion of a Fund's portfolio.

COMMENT 10. Supplementally, explain how the Funds will value Bitcoin futures if the CME were to halt trading due to price limits or for other reasons.

RESPONSE: Should the CME halt trading, the Funds will use the Registrant's fair value pricing protocol to adjust the price generally to reflect the cash market changes in the value of Bitcoin. Under this trading halt scenario, the Registrant's fair value committee will convene to review available information such as expected time for trading to resume, reference to surrogate assets such as Grayscale Bitcoin Trust, other Bitcoin-related funds as well as Bitcoin itself. It is likely that futures will be fair valued in a manner that generally tracks the price of reference assets assuming there is a reasonable expectation that futures trading will resume. If it appears futures trading will never resume, an alternative approach will be taken that captures information on the legal and economic disposition of permanently halted futures contracts.

COMMENT 11. Please more precisely define "Bitcoin-linked funds". Specify the types of investment vehicles that you mean (other than Grayscale) and the percentage/extent to which the fund plans to invest in them. Note that anything beyond Grayscale Bitcoin Trust will be closely considered by the staff in terms of its valuation, liquidity, and custody implications. If the Fund expects to invest in Canadian-based bitcoin ETFs, the SEC staff's position is that this should be limited to 10% of net assets.

RESPONSE: The Funds have amended disclosures to specify that CME futures, Grayscale, and ProShares Bitcoin Strategy ETF are the Bitcoin-related instruments that will be used by the Funds. The Funds do not invest in Canadian-based Bitcoin ETFs.

COMMENT 12. Under the 15% Grayscale limit, add futures to Grayscale and other Bitcoin related investments and describe valuation for Bitcoin futures.

RESPONSE: The Registrant has amended disclosures to include futures (valued at notional amount) and ProShares Bitcoin Strategy ETF (measured at market value) to disclosures. The Registrant has also amended disclosures to specify a 25% limit on total Bitcoin exposure consistent with comment 13 and comment 28.

COMMENT 13. Please supplementally advise why you believe it is appropriate to not limit the Fund's investments in Bitcoin-linked ETFs and mutual funds. We may have further comments.

RESPONSE: Please see response above.

COMMENT 14. You refer to "Bitcoin-related instruments," "Bitcoin-related securities and derivatives," "Bitcoin related securities" and "Bitcoin related markets" throughout the filing. Please define them to the exclusion of other instruments and disclose specifically what you mean by these terms and/or consider using a single defined term.

RESPONSE: The Registrant has made clarifying edits where it felt it could do so without diminishing the import of such disclosures.

COMMENT 15. Please disclose that with respect to each subsidiary, the limit on Bitcoin related investments will be viewed on a consolidated basis with the Fund using the format of the Hundredfold Select Alternative Fund.

RESPONSE: The Registrant has made the requested disclosure.

COMMENT 16. (Alternative) It is unclear how investing a large portion of the Fund's assets in investment grade fixed income securities, cash and/or cash equivalents is consistent with the Fund's investment objective to seek "high total return from alternative investment vehicles on an annual basis consistent with a high tolerance for risk." Please advise.

RESPONSE: The Registrant notes that the primary definition of Alternative investment is based on correlation to the S&P 500 Index. Under this rubric, cash equivalent and investment grade fixed income would fit the definition of an alternative investment. For example, over the past 40 years the Bloomberg Aggregate US Bond Index (also known as the Lehman Aggregate US Bond Index and/or Bloomberg Barclays Aggregate US Bond Index) has had a correlation coefficient less than one and has sometimes been near zero or negative. Because of this performance feature, cash equivalent and investment grade fixed income can be an element of the Fund's strategy, albeit likely for only a relatively short time. The Registrant believes that allocating assets to this asset group can serve a defensive element of the Fund's strategy to avoid losses and set the stage for a future re-allocation of the Fund's portfolio when more attractive market conditions develop. Also, investment grade fixed income can serve as the source of outright gains when interest rates are falling and/or when credit spreads are falling.

COMMENT 17. Under Principal Investment Risks, if applicable, add the sub-adviser's limited experience with Bitcoin and Bitcoin-related investments; and that Bitcoin ETFs may be subject to premium/discount risk.

RESPONSE: The Registrant has made the requested disclosure related to the sub-adviser's limited experience. Upon review of Bitcoin ETF premium/discount risk, the Registrant does not believe this rises to the level of a principal risk and has not included such as a risk.

COMMENT 18. It appears that the Fund intends to obtain exposure to Bitcoin in several ways, including investments in Bitcoin futures, ETFs and funds with bitcoin futures-based strategies, and other vehicles such as Grayscale. Bitcoin and each type of vehicle you'll use to obtain exposure to Bitcoin, present their own unique sets of risks, many of which are not discussed here or in Item 9. Please review your intended strategy and revise to provide more tailored disclosure.

RESPONSE: The Registrant has amended risks to provide more specificity.

COMMENT 19. Provide the staff with an outline how the Funds will come into compliance with pending Rule 18f-4 including a preliminary overview of the key elements of the expected derivatives risk management program and the anticipated use of a relative or absolute VaR test and if relative which index will serve as the reference portfolio.

RESPONSE: Board anticipates approval of a derivatives risk manager who is expected to be a non-portfolio manager of the Fund's investment adviser. The derivatives risk management program will include (i) risk identification and assessment, (ii) risk guidelines – quantitative criteria to measure derivative levels, (iii) extreme but plausible stress testing (at least weekly), (iv) backtesting of daily VaR testing results (at least weekly), (v) periodic review of the program (at least annually), and (vi) internal reporting and escalation of material risks. The Registrant has not completed its analysis of data service providers. Each Fund is expected to use an absolute VaR test because of the dynamic nature of its portfolio composition. However, this inquiry is subject to further study by the Registrant.

COMMENT 20. Under Derivative Risk, Futures and Forwards, please consider if Bitcoin futures risk should be added here.

RESPONSE: The Registrant believes such risk is presently addressed.

COMMENT 21. Under Taxation Risk, please include tax risk concepts used in another series of the Registrant (Hundredfold Select Alternative Fund) and with respect to "certain investments" define such; and define "these markets."

RESPONSE: The Registrant has revised disclosures to clarify which investments and markets. Upon review of the scope of Hundredfold Select Alternative Fund's tax risk disclosures and current IRS positions, the Registrant believes that certain of Hundredfold Select Alternative Fund's tax risk disclosures now reach beyond principal risks. Therefore, the Registrant has not adopted these for the Alternative and Evolution Funds.

COMMENT 22. (Evolution) On page 8 on the bullet point list of instruments, please consider adding Bitcoin related investments.

RESPONSE: The Registrant has revised disclosures as requested.

COMMENT 23. Based on your Principal Investment Strategy disclosure, it would seem that Small and Mid Cap Companies Risk would apply to the Quantified Alt Investment Fund (where you haven't included it) and not necessarily the Quantified Evolution Plus Fund (where you have included it). Please advise or revise.

RESPONSE: The Registrant has revised disclosures to clarify the role and risks of small and mid cap companies.

COMMENT 24. (Alternative) Under Item 9, please add Bitcoin related investments to bullet point list.

RESPONSE: The Registrant has revised disclosures as requested.

COMMENT 25. Under the description of each subsidiary, please consolidate the last two sentences of the first paragraph as they are duplicative.

RESPONSE: The Registrant has revised disclosures to provide clarity, but did not feel it could consolidate without loss of meaning.

COMMENT 26. With respect to Wholly Owned Subsidiary Risk, please confirm that the QAIF Fund Limited and the other subsidiary will designate an agent for service of process in the US.

RESPONSE: The Registrant notes that each subsidiary through its directors who are all U.S. citizens are subject to service of process at their addresses noted in the Statement of Additional Information. The Registrant also notes that undertakings in the Part C section of the Registration Statement include consent to service of process for the subsidiaries.

Statement of Additional Information (both funds except as noted)

COMMENT 27. In the Statement of Additional Information, please consider whether more Bitcoin related disclosures should be added.

RESPONSE: Upon review, the Registrant does not believe it can offer more disclosures that would be helpful to shareholders.

COMMENT 28. (Alternative) In the Portfolio Turnover section, please add an explanation as to why the turnover the rate doubled from 2020 to 2021.

RESPONSE: An explanation has been added substantially as follows. The increase in turnover for the Quantified Alternative Investment Fund was the result of more-frequent signals to change asset allocation from the Subadviser's multiple proprietary algorithms.

COMMENT 29. On page 25 "Concentration" the staff notes that the phrasing that a Fund will not invest more than 25% in a fund that concentrates is not the same as a looking through each underlying fund for purposes of measuring concentration. Please explain how this disclosure is consistent with each Fund's non-concentration policy.

RESPONSE: The Registrant notes that the reference to not investing more than 25% in a fund that concentrates was intended to communicate the same idea as looking through each underlying fund for purposes of measuring concentration. As a fundamental policy, it cannot be amended without shareholder approval and is therefore impractical to revise. The Registrant represents that is does look through each underlying fund for purposes of measuring concentration.

COMMENT 30. The staff believes that Bitcoin-related investments fall within a Fund's concentration policy and, as such, its concentration policy must account for these investments. Given the extent of the Fund's proposed Bitcoin-related investments and its exposure to Bitcoin as result, the staff believes the Fund's fundamental concentration policy should be revised to address these investments. The staff notes that a Fund may categorize its investments in any reasonable industry, as appropriate.

RESPONSE: Please see 25% limit on Bitcoin-related instruments described above in response to comment 12.

COMMENT 31. Please confirm supplementally that the sub-advisory contract and the advisory contract with the subsidiary will be filed as an exhibit.

RESPONSE: The Registrant so confirms.

COMMENT 32. The Funds', the Adviser's and the Sub-Adviser's Codes of Ethics must apply to transactions in Bitcoin, Bitcoin futures, Bitcoin-related securities and "access persons" must be required to pre-clear such transactions for their own accounts.

RESPONSE: The Registrant undertakes to assure such Codes of Ethics are revised accordingly prior to the use of a Bitcoin-related strategy.

Supplemental notes from the Registrant.

Subsidiary-related

The Advisors Preferred Trust Board of Trustees is changing the composition of the Board of Directors for the wholly-owned subsidiary of Quantified Alternative Investment Fund (QAIF Fund, Limited).

As currently described, the Board of Directors of QAIF Fund, Limited, would be composed of the three Independent Trustees of Advisors Preferred Trust. Because of the increased burdens imposed by the regulatory authorities of the Cayman Islands (where QAIF Fund, Limited is formed), the Registrant is changing the Board of Directors of QAIF Fund, Limited, such that it is composed of the Treasurer and Secretary of Advisors Preferred Trust.

The Board of Trustees of Advisors Preferred Trust will still continue to review and approve the investment advisory agreement and sub-advisory agreement related to QAIF Fund, Limited, in manner consistent with Section 15 of the Investment Company Act; and will make a similar change to the subsidiary held by the Evolution Fund.

COMMENT 33. We note in your statement above that because of the increased burdens imposed by Cayman authorities, the QAIF Fund's board will be composed of the Treasurer and Secretary of the Trust. Please tell us in correspondence the nature and costs associated with the regulatory burden imposed by the Cayman's authorities and how it will be alleviated by the proposed board composition. In addition, please address any legal or investor protection related implications as well as control and oversight issues arising from having only two directors both of which may also be employees of the adviser, as directors of the sub. Also, provide assurances and a representation that the Registrant's Board will maintain control of the sub (albeit indirectly); and to the extend applicable include control representations such as those contained in, for example, South Asia Portfolio No Action Letter, publicly available March 12, 1997, Templeton Vietnam Opportunities Fund, Inc., No Action Letter, publicly available Sept. 10, 1996, and The Spain Fund, Inc., No Action Letter, publicly available Nov. 27, 1987.

RESPONSE: The burdens imposed by the Cayman authorities are related to expanded personal identification documentation requirements for directors. Specifically, the Cayman authorities require a certified copy of a passport or other form of non-driver's license government-issued identification as well as a supplemental form such as a utility bill. While in itself this does not seem overly burdensome, the burden arises from the concern over lack of security protocols in the Cayman Islands over the security of the chain of custody of these documents, which produces an elevated risk of identity theft. As such, the Registrant's Treasurer and Secretary (who are employees of the administrator/fund accountant/transfer agent) have offered to serve as subsidiary directors because they have less personal concern over identity theft.

As to legal, investor protection, control and oversight related implications arising from having only two directors, both of which may also be employees of the adviser, as directors of the sub the Registrant notes the following. The Registrant notes that adviser or sub-adviser employees will not serve as directors, nor will they in the future.

As to legal and investor protection issues, the Registrant believes that by operating the subsidiary as though it were a registered investment company, Fund shareholders will receive the legal and protection benefits contemplated under the 1940 Act. For example, the Fund notes in its prospectus the following.

"The Fund, by investing in the Subsidiary when viewed together with the Fund, will operate as though it is subject to the protections offered to investors in registered investment companies with respect to Sections 8 and 18 (regarding investment policies, capital structure and leverage), Section 15 (regarding investment advisory contracts) and Section 17 (regarding affiliated transactions and custody). The Fund wholly owns and controls the

Subsidiary, and the Fund and Subsidiary are both managed by the Subadviser as overseen by the Adviser, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund or its shareholders. The Fund's Board has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and the Fund's role as the sole shareholder of the Subsidiary. Also, the Subadviser in managing the Subsidiary's investment portfolio, is subject to the same investment restrictions and operational guidelines that apply to the management of the Fund, when viewed on a consolidated basis. Specifically, the Subsidiary will comply with the 25% Bitcoin limits described above, when viewed on a consolidated basis with the Fund."

Furthermore, that by having the Trust's full Board (i.e. three independent trustees and two interested trustees) review the advisory agreement and sub-advisory agreement for the subsidiary in a manner consistent with Section 15 of the Investment Company Act, including approval by a majority of independent trustees, shareholders will receive the benefits of Section 15 protections. In general, the Board of the Registrant oversees the subsidiary as part of its overall oversight of the Funds in the Trust. Additionally, the adviser and sub-adviser do not receive compensation for advising and sub-advising the subsidiary.

As to control and oversight issues the Registrant notes that the Board will effectively control the subsidiary and oversee its operations as described more fully below.

The Registrant represents that its Board will effectively control the subsidiary primarily because the Board may compel the Quantified Alternative Investment Fund, as the sole shareholder of QAIF Fund Limited, to remove the Directors of QAIF Fund Limited. Additionally, as a fail-safe, the Board could also effectively terminate QAIF Fund Limited's existence by directing Quantified Alternative Investment Fund to redeem all its investment in QAIF Fund Limited and prohibiting future investments. Also, the various service providers to the QAIF Fund Limited (custodian, investment adviser, sub-adviser, administrator, transfer agent, etc.) are the same service providers used by the Quantified Alternative Investment Fund. The Board can influence all the QAIF Fund Limited’s service providers through threat of loss of the primary service agreements with Quantified Alternative Investment Fund. As noted above, the adviser and subadviser manage QAIF Fund Limited's investments without any charge for advisory or sub-advisory services other than the advisory fee the adviser currently receives from Quantified Alternative Investment Fund; and the sub-advisory fee the sub-adviser receives from the adviser. Under the hypothetical scenario where a service provider was not providing satisfactory service and the Directors refused to take corrective action, the Directors would be replaced by the Board with new Directors that would take corrective action. In general, there is no motivation for the Directors of QAIF Fund Limited to jeopardize their officer positions with the Registrant by taking actions that conflict with the wishes of the Board.

As to the oversight of Ultimus Fund Solution, LLC by the Directors who are themselves employees of Ultimus Fund Solution, LLC, which provides administration, fund accounting, and transfer agent (i.e. registrar in the parlance of Cayman Island based entities) services, the Registrant believes the Directors are properly motivated to provide oversight. Specifically, Ultimus Fund Solution, LLC receives no direct compensation at the subsidiary level for providing these services, but only compensation at the Fund level. Consequently, the Directors would be motivated to assure quality service because of the threat of loss of the primary service agreements with the Fund. Additionally, the Registrant's CCO reviews compliance of both the Fund and Subsidiary on a consolidated basis. The Registrant believes this provides an additional layer of operational review and protection to Fund shareholders.

IRS-Related

Additionally, with respect to the annual payment of a dividend by a subsidiary to its parent mutual fund, as the IRS has issued guidance stating that this is no longer required, the Registrant has amended disclosures accordingly.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport

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